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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE TO/A
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                             ---------------------

                              NEWSEDGE CORPORATION
                       (Name of Subject Company (Issuer))

                           --------------------------

                  INFOBLADE ACQUISITION CORPORATION (OFFEROR)
                        THE THOMSON CORPORATION (PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                           --------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           --------------------------

                                 652 49 Q 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           EDWARD A. FRIEDLAND, ESQ.
                             DEPUTY GENERAL COUNSEL
                            THE THOMSON CORPORATION
                        METRO CENTER, ONE STATION PLACE
                           STAMFORD CONNECTICUT 06902
                            TELEPHONE (203) 969-8700
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                           --------------------------

                                   COPIES TO:

                           JOSEPH J. ROMAGNOLI, ESQ.
                              LEE J. HIRSCH, ESQ.
                                     TORYS
                                237 PARK AVENUE
                         NEW YORK, NEW YORK 10017-3142
                                 (212) 880-6000

                           --------------------------

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO"), filed on August 21, 2001 with the Securities and Exchange Commission by InfoBlade Acquisition Corporation, a Delaware
corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson
Corporation, a corporation organized under the laws of Ontario, Canada
("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 ("Shares"), of NewsEdge
Corporation, a Delaware corporation ("NewsEdge"), at a purchase price of $2.30 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2001 and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and
(a)(2) to the Schedule TO and which are hereby incorporated by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

    SUMMARY OF THE OFFER

    The paragraph titled "DO YOU HAVE ENOUGH FINANCIAL RESOURCES TO MAKE
PAYMENT?" on page 1, is amended by deleting, in the second sentence, the word
"resources" and inserting in its place the words "cash on hand" and such paragraph shall read as follows:

    "We will obtain all necessary funds to purchase the shares of NewsEdge's common stock from Thomson or one of Thomson's other subsidiaries. Thomson and its subsidiaries will provide such funds from existing cash on hand. For a more detailed description of the financing of the offer and the merger, see
Section 9."

    SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE.

    The first full paragraph on page 9 of Section 1, is amended by deleting, in the second sentence, the words "order to comply in whole or in part with applicable law" and inserting in their place the words "anticipation of governmental regulatory approvals" and such paragraph shall read as follows:

    "Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer.
Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right to delay payment for Shares in anticipation of governmental regulatory approvals (any such delay shall be effected in compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer)."

    SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

    The first full paragraph of Section 2 on page 10, is amended by deleting, in the third sentence, the words "order to comply in whole or in part with applicable laws" and inserting in their place the words "anticipation of governmental regulatory approvals" and such paragraph shall read as follows:

    "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered
(and not properly withdrawn in accordance with Section 4) prior to the Expiration Date promptly after the occurrence of the Expiration Date. Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. Notwithstanding the immediately preceding sentence and subject to applicable

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rules and regulations of the Commission and the terms of the Merger Agreement,
Purchaser expressly reserves the right to delay payment for Shares in anticipation of governmental regulatory approvals. See Sections 1 and 15. If
Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1."

    SECTION 7. CERTAIN INFORMATION CONCERNING NEWSEDGE.

    The second full paragraph on page 18, of Section 7, is amended by deleting, in the third sentence, the words "NONE OF THOMSON, PURCHASER, OR NEWSEDGE OR ANY
OTHER PERSON ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE
FOREGOING PROJECTIONS AND NONE OF THEM" and inserting in its place the words
"NEITHER THOMSON NOR PURCHASER ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR
VALIDITY OF THE FOREGOING PROJECTIONS AND NONE OF THOMSON, PURCHASER, OR
NEWSEDGE OR ANY OTHER PERSON" and such paragraph shall read as follows:

    "THE INCLUSION OF THESE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS A
REPRESENTATION BY THOMSON, PURCHASER OR NEWSEDGE OR ANY OTHER PERSON THAT THE
PROJECTED RESULTS WILL BE ACHIEVED OR ARE A RELIABLE PREDICTION OF FUTURE
EVENTS, AND NONE OF THE PROJECTIONS SHOULD BE RELIED UPON AS SUCH. THESE
PROJECTIONS SHOULD BE READ IN CONJUNCTION WITH THE HISTORICAL FINANCIAL
INFORMATION OF NEWSEDGE. NEITHER THOMSON NOR PURCHASER ASSUMES ANY
RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS AND
NONE OF THOMSON, PURCHASER, OR NEWSEDGE OR ANY OTHER PERSON INTENDS TO UPDATE OR
OTHERWISE REVISE ANY OF THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER
THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS IF ANY OR ALL
OF THE ASSUMPTIONS UNDERLYING ANY OF THE PROJECTIONS ARE SHOWN TO BE IN ERROR.
FORWARD-LOOKING STATEMENTS ALSO INCLUDE THOSE PRECEDED BY, FOLLOWED BY OR THAT
INCLUDE THE WORDS "BELIEVES", "EXPECTS", "ANTICIPATES" OR SIMILAR EXPRESSIONS."

    SECTION 9. FINANCING OF THE OFFER AND THE MERGER.

    Section 9, on page 19, is amended by deleting, in the third sentence, the word "resources" and inserting in its place the words "cash on hand" and such paragraph shall read as follows:

    "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately
$45.8 million. Purchaser will obtain all of such funds from Thomson or its affiliates. Thomson and its affiliates will provide such funds from existing cash on hand."

    SECTION 14. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

    The last paragraph of Section 14, on page 42, is amended by inserting, in the first and second sentences, the words "prior to the expiration of the Offer" immediately after the words "and from time to time", and by inserting, in the second sentence, the words "prior to the expiration of the Offer" immediately after the first reference to the words "at any time" and by inserting a new sentence at the end of the paragraph and such paragraph shall read as follows:

    "The foregoing conditions are for the sole benefit of Purchaser and Thomson and may be asserted by Purchaser or Thomson regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Thomson in whole or in part at any time and from time to time prior to the

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expiration of the Offer. The failure by Thomson or Purchaser at any time prior to the expiration of the Offer to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer. Accordingly, all conditions, other than those involving receipt of necessary governmental approvals, of the Offer must be satisfied or waived prior to the expiration of the Offer."

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    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: August 31, 2001                                 INFOBLADE ACQUISITION CORPORATION

                                                       By:  /s/ EDWARD A. FRIEDLAND
                                                            -----------------------------------------
                                                            Name: Edward A. Friedland
                                                            Title: Vice President and Secretary

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: August 31, 2001                                 THE THOMSON CORPORATION

                                                       By:  /s/ MICHAEL S. HARRIS
                                                            -----------------------------------------
                                                            Name: Michael S. Harris
                                                            Title: Senior Vice President,
                                                                  General Counsel and Secretary

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